DUPLICATE

Number: BC0817766

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that IMA EXPLORATION INC. changed its name to KOBEX MINERALS INC. on September 30, 2009 at 01:36 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 30, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada